Exhibit 1.01

Orbital Energy Group, Inc.

Conflict Minerals Report

(For Year Ended December 31, 2019)

Introduction

This report for the year ended December 31, 2019 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule requires SEC reporting companies that meet certain threshold requirements, to undertake a reasonable country of origin inquiry (“RCOI”) and supply chain due diligence on the source and chain of custody of the “conflict minerals” necessary to the functionality or production of any product manufactured or contracted to be manufactured by the reporting company.

The term “conflict minerals” is defined in Section 1502(e)(4) of the Act as: (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”). The Covered Countries include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. For purposes of this Conflict Minerals Report, tin, tungsten, tantalum and gold will herein be referred to as the 3TGs for discussion purposes.

Orbital Energy Group, Inc. has reason to believe that some of the 3TGs present in our supply chain may have originated in the Covered Countries. Orbital Energy Group, Inc. is unable with absolute assurance to determine the origin of the 3TGs in our products; therefore, we cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (“CMR”) as an Exhibit to Form SD.

1. Company Overview

This report has been prepared by management of Orbital Energy Group, Inc. (herein referred to as “Orbital Energy Group,” the “Company,” “we,” “us,” or “our”) (formerly known as CUI Global, Inc.). The information includes the activities of all owned subsidiaries that are required to be consolidated.

The Company is a platform company dedicated to maximizing shareholder value through the acquisition and development of innovative companies to create a diversified energy services platform. In 2019, the Company made the decision to divest of its Power and Electromechanical segment. The domestic portion of the segment was sold in 2019 in two separate transactions and the Company has subsidiaries held for sale in Canada and Japan. The Company's continuing operations fall into one reportable segment referred to as the Energy segment.

The Company’s Energy segment consists of the Orbital Gas Systems Ltd. based in Stone, Staffordshire in the United Kingdom, the Orbital Gas Systems, North America, Inc. subsidiary based in Houston, Texas, collectively referred to as "Orbital Gas Systems," Orbital Power Services based in Dallas, Texas, and Orbital Solar Services operating as Reach Construction Group, Inc. based in Apex, North Carolina. Orbital Gas Systems has developed a portfolio of products, services and resources to offer a diverse range of personalized gas engineering solutions to the gas utilities, power generation, emissions, manufacturing and automotive industries. Its proprietary VE® Technology enhances the capability and speed of the Company's GasPT® Technology. VE® Technology provides a superior method of penetrating the gas flow without the associated vortex vibration, thereby making it a ‘‘stand-alone’’ product for thermal sensing (thermowells) and trace-element sampling. Orbital Power Services is a full-service building, maintenance and support provider to the electric power distribution, transmission, substation, renewables, and emergency response sectors of North America. Orbital Solar Services provides engineering, procurement and construction (“EPC”) expertise in the renewable energy industry and established relationships with solar developers and panel manufacturers in the utility scale solar market.

The former Power and Electromechanical segment through its CUI, Inc., CUI Japan and CUI-Canada subsidiaries, provided power supply solutions and electromechanical components including power supplies, transformers, converters, connectors and industrial controls for Original Equipment Manufacturers (OEMs).

1.1 Products

Orbital Gas Systems has developed a portfolio of products, services and resources to offer a diverse range of personalized engineering solutions to the gas utilities, electric utilities, power generation, renewables, emissions, manufacturing and automotive industries. Its proprietary VE® Technology enhances the capability and speed of our GasPT® Technology. VE® Technology provides a superior method of penetrating the gas flow without the associated vortex vibration, thereby making it a ‘‘stand-alone’’ product for thermal sensing (thermowells) and trace-element sampling.

The former Power and Electromechanical segment aggregated its product offerings into two categories: power solutions - including external and embedded ac-dc power supplies, dc-dc converters and offered a technology architecture that addressed power and related accessories; and components - including connectors, speakers, buzzers, and industrial control solutions including encoders and sensors. These offerings provided a technology architecture that addressed power and related accessories to industries as broadly ranging as telecommunications, consumer electronics, medical and defense.

For the purpose of this assessment, the products included above may contain or are likely to contain tin, tungsten, tantalum and gold, herein deemed the “Covered Products.”

1.2 Supply Chain

Orbital Energy Group relies on its direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to us. This includes the sources of 3TGs that are supplied to it from lower tier suppliers. We have an extensive supplier qualification and evaluation process which we have amended to include requirements for suppliers to provide information about 3TG sources. In addition, we have added a section to our terms and conditions that is printed on every Purchase Order. This addition states our expectation that the 3TGs used in the production of the products included in the Purchase Order are DRC Conflict-Free.

Orbital Energy Group requested Conflict Minerals Reporting Template (“CMRT”) forms from all product suppliers that provided products sold by Orbital Energy Group during the 2019 year.

1.3 Conflict Minerals Policy

In accordance with the The Organisation for Economic Co-operation and Development (“OECD”) Guidance and the Conflict Minerals Rule, Orbital Energy’s policy is publicly available on our website at: http://investors.orbitalenergygroup.com/custompage/Index?KeyGenPage=1073750924.

2. Description of the RCOI:

Orbital Energy Group compiled this year’s list by taking the 2019 final supplier list, which was already determined to be in scope with the assistance of Assent Compliance, our third-party service provider, and then Orbital Energy Group assessed all other suppliers who supplied materials for the Covered Products in 2019 and excluded those suppliers that met one or more of the following criteria:

●	The company supplies Orbital Energy Group with packaging only (excluding labels);

●

The company supplies Orbital Energy Group only with items that do not end up in Orbital Energy Group’s products (including equipment used to make our products but not a part of the actual products themselves);

●	The company is a test lab providing Orbital Energy Group with product testing only;

●	The company is a service provider only; and

●	The company has not supplied anything to Orbital Energy Group in the last two years.

This updated list was then provided to Assent Compliance, for upload to the Assent Compliance Manager tool (“ACM”). We deemed it impractical to filter this list further to exclude some possibly irrelevant suppliers because we could not determine definitively the presence or absence of conflict minerals in all parts supplied to Orbital Energy Group for our products.

Assent’s use of the RBA-GeSI CMRT” version 5.12 or higher to conduct a survey of our suppliers allowed for some elimination of irrelevant suppliers. Specifically, Question 1 of the CMRT asks suppliers whether any of the conflict minerals they use are necessary to the functionality or production of their products. In addition, Assent conducted analysis on our supply chain to remove suppliers that met any of the out of scope criteria but had not been caught by the filters noted above.

Orbital Energy Group then conducted the supplier survey portion of the RCOI, using the CMRT. Orbital Energy Group contacted all in-scope suppliers via email and requested that they respond to the questions in the CMRT with respect to their sales to Orbital Energy Group. Once received, supplier CMRTs were uploaded to the Assent Compliance Manager to be evaluated for validation. The Assent Compliance Manager (ACM) is a software-as-a-service platform system tool that enables suppliers to upload completed CMRTs directly and permits Assent and Orbital Energy Group to track supplier communications, assess risk and manage the survey process generally. For this reporting year, Orbital Energy Group leveraged the use of the ACM and the services of Assent to complete multiple campaigns to the suppliers of that division in order to collect, via the Assent Compliance supplier portal and via email reply, the CMRTs from their suppliers.

In its communications with suppliers, Orbital Energy Group provides training and education on how to complete the CMRT in order to alleviate any remaining confusion or questions with suppliers. Orbital Energy Group contacted nonresponsive suppliers in cases where contacts were incorrect and when suppliers required part-specific CMRTs. All email communications were monitored and tracked.

The Orbital Energy Group program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on:

●	Questions 1 and 2 are minimum requirements for the CMRT

o

If suppliers state (via Q1 and Q2) that their products do not contain 3TGs necessary to the function or production of said products, then no further information is required, and no further data validation is completed.

●	Question 3 – Do any of your 3TGs originate from the Covered Countries?

o	Any supplier that has any 3TGs from the Covered Countries, even 1 positive response from their supply chain must answer yes.

●	Question 4– is 100% of the 3TG in question from a recycled source?

●	Question 5 – Have you received info from all relevant 3TG Suppliers?

o	Any supplier that is not at 100%, can’t make definitive statements for Questions 3, 4 and 6.

●	Question 6 – Have you identified all your Smelters and refiners?

o	If the answer here is yes, then question 5 must be yes. This also impacts question 3.

All submitted forms are accepted and classified as valid or invalid so that data is still retained. Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form. As of May 8, 2020, there were seven (7) invalid supplier submissions that could not be corrected.

Orbital Energy Group conducted our RCOI in good faith to determine whether any of the 3TGs in our products originated in the Covered Countries. Based on the RCOI, and in accordance with the Rule, Orbital Energy Group performed due diligence on the source and chain of custody of the 3TGs in question to determine whether these minerals financed or benefited armed groups.

3. Design of Due Diligence Process

Orbital Energy Group’s due diligence measures have been designed to conform, in all material respects, to the framework in The OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“the Guidance”) and the related Supplements for gold, tin, tantalum and tungsten.

The Company’s due diligence process for conflict minerals includes these five steps as defined by the Guidance:

1) Establish strong company management systems;

2) Identify and assess risks in our supply chain;

3) Design and implement a strategy to respond to identified risks;

4) Utilize independent third-party audits; and

5) Publicly report on our supply chain due diligence.

A summary of the due diligence measures undertaken by the Company is outlined below.

3.1 Establish Strong Company Management Systems

Internal Team:

Orbital Energy Group has established a management system for conflict minerals. The management system includes corporate officers as well as executive-level representatives and a team of subject matter experts from relevant functions.

The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Orbital Energy Group Chief Financial Officer who acts as the Conflict Minerals Program Manager. Senior management is briefed about the results of the due diligence efforts on a regular basis.

Orbital Energy Group also uses a third-party service provider, Assent Compliance, to assist with evaluating supply chain information regarding 3TGs and in the development and implementation of additional due diligence steps that we will undertake with suppliers in regards to conflict minerals.

Control Systems:

Orbital Energy Group expects all of its suppliers to have policies and procedures in place to ensure that any 3TGs used in the production of the products sold to Orbital Energy Group are DRC conflict-free. This means that the products must not contain 3TGs that directly or indirectly finance or benefit armed groups in the Covered Countries. Orbital Energy Group actively works with its supply chain to do a Reasonable Country of Origin Inquiry (RCOI) in the exercise of due diligence by following the OECD Due Diligence Guidance.

Other controls include, but are not limited to, our Code of Conduct which outlines certain expected behaviors for all Orbital Energy Group employees. In addition, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers.

Supplier Engagement:

Orbital Energy Group engages with suppliers directly to request that they complete a valid CMRT for the products that they supply to the Company. With respect to the OECD requirement to strengthen engagement with suppliers, Orbital Energy Group has developed an internal procedure that includes steps of supplier engagement escalation such as in-person meetings and corrective actions. Feedback from this engagement has allowed Orbital Energy Group to oversee improvements in supplier responses and supplier compliance for this initiative. Additionally, Orbital Energy Group ensures that the Company’s Conflict Minerals Policy is included in supplier contracts. The Company encourages and directs new suppliers to read and accept this policy.

Grievance Mechanism:

Orbital Energy Group has maintained a grievance mechanism that is explained in the Employee Manual as our “Whistleblower Policy.” As this policy states, employees are free to raise concerns about misconduct or improper behavior that the employee reasonably and in good faith believes occurred. All concerns are communicated directly to Human Resources or a member of Executive Management. Concerns may also be submitted online, which are then sent to Orbital Energy Group’s Audit Committee. Employees who disclose good faith beliefs and/or truthful information under this policy are protected from retaliation. All complaints are investigated promptly, including those that relate to conflict minerals and ethical sourcing violations.

Maintain Records:

Orbital Energy Group has adopted a policy to retain relevant documentation. Documentation will be retained for a period of five (5) years.

3.2. Identify and Assess Risks in the Supply Chain

Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the Responsible Minerals Initiative (“RMI”), and if a supplier indicated that the facility was validated as having met the requirements of the Responsible Minerals Assurance Process (RMAP), we confirmed that the name was listed by RMI. As of May 8, 2020, we have confirmed a total of 297 smelters or refiners used by Orbital Energy Group suppliers and we are working to validate the additional smelter/refiner entries from the submitted CMRTs. Due to the provision of primarily supplier-level CMRTs, Orbital Energy Group cannot definitively determine their connection to the Covered Products.

Based on the smelter lists provided by suppliers via the CMRTs, there are 234 smelters that are Compliant in accordance with the RMAP, 4 smelters that are Active (have started the process under the RMAP) and 52 that are Not Enrolled. Many suppliers are still unable to provide the smelters or refiners used for materials supplied to us. Any suppliers who did not provide smelter or refiner information on their CMRT submission were flagged as invalid and contacted directly. With these additional measures in place, there has been an increase in the number of suppliers who provide this information to Orbital Energy Group.

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters or refiners not being certified DRC-Conflict Free pose a significant risk to the Supply Chain.

In accordance with OECD Guidance, it is important to understand risk levels associated with conflict minerals in the supply chain. The basis of this understanding stems from smelter or refiner information. Each facility that meets the RMI definition of a smelter or refiner of a 3TG mineral is assigned a risk of high, medium or low based on 5 scoring criteria:

1.	Geographic proximity to the DRC and covered countries;

2.	Known mineral source country of origin;

3.	Responsible Minerals Assurance Process (RMAP) audit status;

4.	Credible evidence of unethical or conflict sourcing; and

5.	Peer Assessments conducted by credible third-party sources.

We also calculate overall supplier risk based on the risk ratings of the smelters declared by that supplier on their CMRT.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program meets the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are:

A. Is there an established a conflict minerals sourcing policy?

E. Have due diligence measures for conflict-free sourcing been implemented?

G Is due diligence information received from your suppliers reviewed against your company’s expectations?

H. Does this review process include corrective action management?

When suppliers meet or exceed those criteria (Yes to at least A, E, G and H), they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program. As of May 8, 2020, 28 suppliers have been identified as having a weak program.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including the following steps taken:

(1) seeking information about 3TG smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT,

(2) verifying those smelters and refiners with the expanding RMI lists,

(3) conducting the due diligence review, and

(4) obtaining additional documentation and verification, as applicable.

Our existing policy related to relevant documentation of our conflict mineral compliance process requires that documentation will be retained for a period of at least five (5) years.

3.3. Design and Implement a Strategy to Respond to Identified Risks

In response to this risk assessment, Orbital Energy Group has a risk management plan, through which the conflict minerals program is implemented, managed, and monitored. As the program progresses, escalations are sent to nonresponsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the Conflict Minerals rules.

We engage any of our suppliers whom we have reason to believe are supplying us with 3TGs from sources that may support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD Guidance.

We continue to put a strong emphasis on supplier education and training. To accomplish this, we utilized Assent’s learning management system, Assent University, and provided access to Assent’s Conflict Minerals training course to all in-scope suppliers. This training is tracked and evaluated based on completion. All suppliers are encouraged to complete all modules within this course.

Based on this criteria, the following facilities have been identified with red-flag risks in their supply chain:

●	Tony Goetz NV - CID002587

●	African Gold Refinery Limited (AGR) - CID003185

●	Kaloti Precious Metals - CID002563

●	Fidelity Printers and Refiners - CID002515

●	Sudan Gold Refinery - CID002567

When these facilities were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities are initiated. Through our third-party vendor, submissions that include any of the above facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submission of a product specific CMRT to better identify the connection to products that they supplied to Orbital Energy Group, and escalating up to removal of these high-risk smelters from their supply chain.

As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these risks from the supply chain. Furthermore, suppliers are guided to the Assent University learning platform to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

3.4. Carry Out Independent Third-Party Audit

Orbital Energy Group does not have a direct relationship with conflict minerals smelters or refiners and as a result, the Company does not perform direct audits of these entities in its supply chain.

3.5. Publicly Report on Supply Chain Due Diligence

Orbital Energy Group reports annually on supply chain due diligence by filing a Form SD and Conflict Minerals Report with the SEC. This filing can be accessed via our website at: http://investors.orbitalenergygroup.com/custompage/Index?KeyGenPage=1073750924

4. Due Diligence Results

4.1 Survey Responses

As of May 8, 2020, we received 183 CMRTs from our surveyed, in-scope suppliers for the 2019 year. Orbital Energy Group and Assent reviewed the responses against criteria developed to determine which suppliers required further engagement. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the CMRT. Orbital Energy Group worked directly with these suppliers to provide revised responses.

4.2 Efforts to Determine Mine or Location of Origin

Through requesting our suppliers to complete the CMRT, Orbital Energy Group and the third-party service provider has determined that seeking information about 3TG smelters and refiners in the supply chain represents the most reasonable effort that can be made to determine the mines or locations of origin of the 3TG in the supply chain.

4.3 Smelters or Refiners

The large majority of the supplier responses we received provided data at a company or divisional level. We are, therefore, unable to determine whether the 3TGs reported by the suppliers were contained in the actual components or parts supplied to us. Therefore, our list of processing SORs may contain more facilities than those that actually processed the Conflict Minerals contained in our products. The quality of the responses that we received from our surveyed suppliers continue to be varied. Many responses provided by suppliers (via the CMRT) included the names of facilities listed by the suppliers as smelters or refiners. The CMRTs submitted by suppliers that do not list at least one (1) smelter for each 3TG claimed on the CMRT are considered invalid and our third-party provider follows up on these, urging suppliers to resubmit with increased smelter information. There are still suppliers unable to provide the smelters or refiners used for materials supplied to us.

From the responses that we received, we identified that of the five (5) high-risk smelters or refiners, five (5) appear in the CMRTs submitted by in-scope suppliers:

●	Tony Goetz NV - CID002587

●	Kaloti Precious Metals - CID002563

●	Fidelity Printers and Refiners - CID002515

●	Sudan Gold Refinery - CID002567

●	African Gold Refinery – CID003185

As noted above, when these facilities were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities are initiated. Through our third-party vendor, submissions that include any of the above facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submission of a product specific CMRT to better identify the connection to products that they supply to Orbital Energy Group, and escalating up to removal of these high-risk smelters from their supply chain.

For all responses that indicated a smelter, our third-party consultant compared the facilities listed to the list of smelters maintained by the Responsible Minerals Initiative (“RMI”) If a supplier indicated that the facility was certified as “Conflict-Free,” Assent confirmed that the name was listed by RMI as a certified smelter. No violations were identified. As of May 08, 2020, we have validated 297smelters or refiners and we are working to validate the additional smelter/refiner entries from the submitted CMRTs.

5. Steps to be Taken to Mitigate Risk

Orbital Energy Group intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

a.

Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts as well as include in the terms and conditions of each purchase order issued to Orbital Energy Group suppliers.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the suppliers’ survey responses.

c.	Include additional training for suppliers with a focus on providing accurate and complete smelter and refiner information.

d.

Engage with any suppliers found to be supplying Orbital Energy Group with 3TGs from sources that support conflict in the DRC or any of the Covered Countries to establish an alternative source of 3TGs that does not support such conflict.

e.

Continue to engage with Assent Compliance and stay updated on OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

f.

Increase the emphasis on clean and validated smelter and refiner information from our supply chain as the list of conflict-free smelters and refiners grows and more smelters and refiners declare their intent to enroll in the program.

Suppliers will also be requested to inform Orbital Energy Group of the correlation between these smelters or refiners and the products and parts they supply to Orbital Energy Group.